

Mail Stop 3030

February 10, 2009

VIA U.S. Mail and Facsimile (508) 358-9534

Robert E. Quinn
Corporate Controller
Candela Corporation
530 Boston Post Road
Wayland, MA 01778

>   **Re: Candela Corporation**
>   **Form 10-K for the fiscal year ended June 28, 2008**
>   **Filed September 11, 2008**
>   **Form 10-Q for the quarterly period ended December 27, 2008**
>   **File No. 000-14742**

Dear Mr. Quinn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 28, 2008

Item 8. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 34

1.   We note the disclosure on page 35 that you encountered certain product reliability problems during fiscal year 2008 that resulted in increased service-related costs. Please tell us and revise future filings to provide additional disclosure of the nature and extent of the product reliability problems. Your disclosure should clarify whether you expect any continuing financial or operational impact as a result of the reliability problems.

Consolidated Financial Statements

Note 11. Income taxes, page 62

2.   We reference your disclosure that you do not have a valuation allowance on your deferred tax asset because you believe it is more likely than not that the deferred tax assets will be fully utilized against future income taxes. Given your current domestic losses, please disclose in future filings the basis for your conclusion that deferred tax assets reported on your balance sheet are more likely than not recoverable. In your response, please fully explain how you applied the guidance from SFAS 109 paragraphs 20 through 25 in concluding that reported deferred tax assets are more likely than not recoverable. In that regard, please describe all relevant positive and negative evidence considered, including how you evaluated and weighed that evidence in performing your evaluation.

Note 15. Legal Proceedings, page 67

3.   We note that you are defendants in a number of pending legal actions and the general disclosure that each lawsuit is inherently uncertain and unpredictable as to its ultimate outcome. Please tell us how you considered SFAS 5 and SAB Topic 5:Y in determining your disclosure related to each specific matter. For example, paragraph 10 of SFAS 5 states you should disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Revise future filings, as applicable.

Form 10-Q for the quarterly period ended December 27, 2008

Condensed Consolidated Financial Statements

Note 2. Recent Accounting Pronouncements, page 6

4.   We reference your statement that you do not have any financial assets or
        liabilities that require disclosure of fair value at December 27, 2008. We see that
        you have $2.6 million and $1.7 million of short term and long term marketable
        securities, respectively, at December 27, 2008. Please tell us and revise future
        filings to clarify why you are not required to provide the disclosures required by
        paragraph 32 - 33 of SFAS 157.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

5.   We see that revenue has significantly declined for the three and six months ended
        December 27, 2008 compared to the three and six months ended December 29,
        2007. We note your discussion that the reduction in sales is due to the slowing
        economy and tightening credit markets. Please revise future filings to provide
        more substantial disclosure of the underlying reasons for material changes in your
        results of operations in order to provide investors with information regarding the
        nature and scope of the effects of the slowing economy on your business. Refer
        to Item 303 (B) of Regulation S-K.

Item 4. Controls and Procedures, page 26

6.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are effective "in gathering, analyzing, and disclosing
        information needed to satisfy [your] disclosure obligations under the Securities
        Exchange Act of 1934, as amended." The language that is currently included
        after the word "effective" in your disclosure appears to be superfluous, since the
        meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
        of the Exchange Act. However, if you do not wish to eliminate this language,
        please revise in future filings so that the language that appears after the word
        "effective" is substantially similar in all material respects to the language that
        appears in the entire two-sentence definition of "disclosure controls and
        procedures" set forth in Rule 13a-15(e).

7.   In addition, we note your statement that "controls and procedures, no matter how
        well conceived and operated, can provide only reasonable assurance of achieving
        their objectives and management necessarily applies its judgment in evaluating
        the cost-benefit relationship of possible controls and procedures." Please revise in

Robert E. Quinn
Candela Corporation
February 10, 2009
Page 4

future filings to state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief